Pricing supplement No. 641AW
*To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement AW dated April 15, 2009*

Registration Statement No. 333-137902
Dated April 27, 2009; Rule 424(b)(2)

Deutsche Bank /

Deutsche Bank AG, London Branch
$3,160,000
Equity Basket Note Linked to 15 Basket Stocks due April 30, 2014

General

- The notes are designed for investors who seek principal protection at maturity and potential annual coupon payments up to a maximum of 9.5% per $1,000 note principal amount, subject to the credit of the issuer. The first annual coupon will be a fixed coupon of 1.50%. Subsequent annual coupons will vary based on the performance of a basket of 15 common stocks, and could be zero. Investors should be willing to forgo coupon payments on the Variable Coupon Payment Dates.
- Senior unsecured obligations of Deutsche Bank AG, London Branch maturing April 30, 2014.
- Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on April 27, 2009 (the "**Trade Date**") and are expected to settle three business days later on April 30, 2009 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of A+ to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A. [†]
Basket Stocks:	There are 15 common stocks that collectively constitute the "**Basket Stocks**." The Basket Stocks and the Bloomberg ticker symbol of each Basket Stock are set forth under "The Basket Stocks" on page PS-2 of this pricing supplement.
Payment at Maturity:	$1,000 per $1,000 note principal amount, plus any coupon due on the Maturity Date.
Fixed Coupon Payment Date:	April 30, 2010
Fixed Coupon Payment Percentage:	1.50%

[†] A credit rating is not a recommendation to buy, sell, or hold the notes, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the notes other than the ability of the Issuer to meet its obligations.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page 7 of the accompanying product supplement AW and "Selected Risk Considerations" beginning on page PS-9 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees[(1)]	Proceeds to Us
Per note	$1,000.00	$7.50	$992.50
Total	$3,160,000.00	$16,670.00	$3,143,330.00

(1) For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. In addition, the notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

(Key Terms continued on next page)

(continued from previous page)

Variable Coupon Payment Dates:	May 2, 2011; April 30, 2012; April 30, 2013; and April 30, 2014
Variable Coupon Observation Dates:	April 27, 2011; April 25, 2012; April 25, 2013; and April 25, 2014, subject to postponement in the event of a market disruption event and as described under "Description of Notes— Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Maximum Annual Contribution:	The Maximum Annual Contribution of each Basket Stock will be 9.5%.
Minimum Annual Contribution:	The Minimum Annual Contribution of each Basket Stock will be -25%.
Basket Stock Return:	With respect to each Basket Stock, on each Variable Coupon Observation Date:

$$\frac{\text{Final Annual Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

Annual Contribution:	With respect to each Basket Stock on each Variable Coupon Observation Date, an amount equal to the Basket Stock Return for that Basket Stock, *provided* that: 1. the Annual Contribution will be the Maximum Annual Contribution if a. the Basket Stock Return for that Basket Stock is greater than the Maximum Annual Contribution; or b. the Basket Stock Return for that Basket Stock was greater than or equal to the Maximum Annual Contribution on any previous Variable Coupon Observation Date; and 2. the Annual Contribution will be the Minimum Annual Contribution if a. the Basket Stock Return for that Basket Stock is less than the Minimum Annual Contribution; and b. the Basket Stock Return for that Basket Stock was not greater than or equal to the Maximum Annual Contribution on any previous Variable Coupon Observation Date.
Contribution Average:	With respect to each Variable Coupon Observation Date, the average of the Annual Contributions of all Basket Stocks, calculated as follows:

The sum of the Annual Contribution of each Basket Stock *multiplied* by 1/15

Variable Coupon Payment Percentage:	On the first Variable Coupon Payment Date: • the greater of i) zero; and ii) the Contribution Average on the corresponding Variable Coupon Observation Date On each subsequent Variable Coupon Payment Date: • the greater of i) the Coupon paid on the previous Variable Coupon Payment Date; and ii) the Contribution Average on the corresponding Variable Coupon Observation Date.
Initial Share Price:	With respect to each Basket Stock, the closing price of one share of such Basket Stock on the Trade Date set forth under "The Basket" below.
Final Annual Share Price:	With respect to each Basket Stock, the closing price of one share of such Basket Stock on the corresponding Variable Coupon Observation Date times the Stock Adjustment Factor for such Basket Stock on such day.
Stock Adjustment Factor:	With respect to each Basket Stock, 1.0 on the Trade Date and subject to adjustment under certain circumstances. See "Description of Notes—Coupon Payments" and "Description of Notes—Anti-Dilution Adjustments" in the accompanying product supplement for further information.
Trade Date:	April 27, 2009
Term; Maturity Date:	5 years; April 30, 2014, subject to postponement in the event of a market disruption event and as described under "Description of Notes—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	2515A0 C9 2
ISIN:	US2515A0C926

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,160,000.00	$176.33

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE NOTES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement AW dated April 15, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Product supplement AW dated April 15, 2009:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312509079819/d424b21.pdf

  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

- **Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.**

- **You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.**

The Basket

The Basket Stocks and the Bloomberg ticker symbol of each Basket Stock are set forth below:

Ticker Symbol (US)	Basket Stock	Relevant Exchange	Stock Weighting	Initial Price
AAPL	Apple Inc.	NASDAQ GS	1/15	$124.73
T	AT&T Inc.	NYSE	1/15	$ 25.31
CVX	Chevron Corporation	NYSE	1/15	$ 65.41
CSCO	Cisco Systems, Inc.	NASDAQ GS	1/15	$ 18.37
KO	The Coca-Cola Company	NYSE	1/15	$ 42.24
XOM	Exxon Mobil Corporation	NYSE	1/15	$ 66.13
GE	General Electric Company	NYSE	1/15	$ 12.09
GOOG	Google Inc.	NASDAQ GS	1/15	$385.95
IBM	International Business Machines Corp.	NYSE	1/15	$ 99.95
JNJ	Johnson & Johnson	NYSE	1/15	$ 50.86
JPM	JPMorgan Chase & Co.	NYSE	1/15	$ 32.78
MSFT	Microsoft Corporation	NASDAQ GS	1/15	$ 20.40
PG	The Procter & Gamble Company	NYSE	1/15	$ 49.97
VZ	Verizon Communications Inc.	NYSE	1/15	$ 30.54
WMT	Wal-Mart Stores, Inc.	NYSE	1/15	$ 48.51

Hypothetical Scenarios of Variable Coupon Payment Percentages

On the Fixed Coupon Payment Date, you will be entitled to a coupon of 1.5% per $1,000 principal amount note. On each Variable Coupon Payment Date, you will be entitled to receive a coupon, if any, depending on the performance of the Basket Stocks since the Trade Date. The coupon rate payable per note on each Variable Coupon Payment Date will be determined on the corresponding Variable Coupon Observation Date. The payment at maturity due on the note will be $1,000 per $1,000 principal amount note plus any coupon due on the Maturity Date. The following examples illustrate how the Variable Coupon Payment Percentage is calculated, assuming the hypothetical initial prices of the Basket Stocks set forth below and using a Maximum Annual Contribution of 9.5% and a Minimum Annual Contribution of -25%. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the tables below have been rounded for ease of analysis.

Scenario 1: The Basket Stock performance results in a coupon equal to the Maximum Annual Contribution, on each Variable Coupon Payment Date.

Hypothetical Basket Stock Performance

| Basket Stock | Hypothetical Initial Price | Hypothetical Stock Price | | | |
| | | Variable Coupon Observation Date ("VCOD") | | | |
		1	2	3	4
XOM	70.05	81.22	91.75	65.52	59.58
WMT	53.43	61.56	78.33	79.35	77.99
MSFT	18.76	22.18	24.12	32.99	30.47
T	26.59	31.49	37.25	43.55	46.54
PG	49.65	58.33	41.36	45.11	34.56
JNJ	52.20	63.96	59.42	67.18	70.08
CVX	69.89	87.92	95.97	102.30	91.92
IBM	101.56	132.35	113.69	126.29	107.67
GOOG	368.24	409.41	376.19	204.07	266.20
GE	11.19	13.07	8.69	9.44	6.82
KO	44.99	55.36	80.59	97.40	119.75
JPM	28.20	33.37	32.64	28.59	21.77
CSCI	17.53	21.84	20.87	20.16	15.17
AAPL	118.45	136.41	104.10	99.59	67.69
VZ	33.03	38.46	40.75	40.09	39.91

Hypothetical Basket Stock Return and Annual Contribution

Basket Stock	Basket Stock Return VCOD 1	Annual Contribution	Basket Stock Return VCOD 2	Annual Contribution	Basket Stock Return VCOD 3	Annual Contribution	Basket Stock Return VCOD 4	Annual Contribution
XOM	15.94%	9.50%	30.97%	9.50%	-6.47%	9.50%	-14.94%	9.50%
WMT	15.22%	9.50%	46.60%	9.50%	48.51%	9.50%	45.96%	9.50%
MSFT	18.23%	9.50%	28.57%	9.50%	75.87%	9.50%	62.41%	9.50%
T	18.43%	9.50%	40.08%	9.50%	63.79%	9.50%	75.04%	9.50%
PG	17.48%	9.50%	-16.70%	9.50%	-9.14%	9.50%	-30.39%	9.50%
JNJ	22.53%	9.50%	13.83%	9.50%	28.70%	9.50%	34.24%	9.50%
CVX	25.79%	9.50%	37.32%	9.50%	46.37%	9.50%	31.53%	9.50%
IBM	30.32%	9.50%	11.94%	9.50%	24.35%	9.50%	6.01%	9.50%
GOOG	11.18%	9.50%	2.16%	9.50%	-44.58%	9.50%	-27.71%	9.50%
GE	16.77%	9.50%	-22.32%	9.50%	-15.68%	9.50%	-39.03%	9.50%
KO	23.05%	9.50%	79.13%	9.50%	116.48%	9.50%	166.17%	9.50%
JPM	18.35%	9.50%	15.73%	9.50%	1.38%	9.50%	-22.82%	9.50%
CSCI	24.56%	9.50%	19.03%	9.50%	14.99%	9.50%	-13.44%	9.50%
AAPL	15.17%	9.50%	-12.11%	9.50%	-15.92%	9.50%	-42.86%	9.50%
VZ	16.43%	9.50%	23.38%	9.50%	21.38%	9.50%	20.84%	9.50%

Hypothetical Contribution Average

With respect to each Variable Coupon Observation Date, the Contribution Average is the average of the Annual Contribution of all Basket Stocks, calculated as the sum of the Annual Contribution of each Basket Stock *multiplied* by 1/15.

	Variable Coupon Observation Date			
	1	2	3	4
Contribution Average	9.50%	9.50%	9.50%	9.50%

In this scenario, because the Annual Contributions of each Basket Stock on the first Variable Coupon Observation Date is equal to the Maximum Annual Contribution of 9.50%, resulting in a Contribution Average of 9.50%, the Annual Contribution of each Basket Stock on each subsequent Variable Coupon Observation Date is locked in to the Maximum Annual Contribution of 9.50% regardless of the actual Basket Stock performance, resulting in a Contribution Average on each subsequent Variable Coupon Observation Date equal to 9.50%

Hypothetical Coupon Payments

In this hypothetical scenario, the coupon payments per $1,000 note principal amount would be as follows:

	Coupon Payment	
	%	$
Year 1	1.50%	$15.00
Year 2	9.50%	$95.00
Year 3	9.50%	$95.00
Year 4	9.50%	$95.00
Year 5	9.50%	$95.00

Scenario 2: The Basket Stock performance results in no coupon payment on any Variable Coupon Payment Date.

Hypothetical Basket Stock Performance

Basket Stock	Hypothetical Initial Price	Hypothetical Stock Price			
		Variable Coupon Observation Date ("VCOD")			
		1	2	3	4
XOM	70.05	137.30	192.22	269.10	376.75
WMT	53.43	83.48	104.36	130.44	163.06
MSFT	18.76	14.30	14.52	14.76	14.99
T	26.59	26.59	26.59	26.59	26.59
PG	49.65	49.65	49.65	49.65	49.65
JNJ	52.2	52.2	52.2	52.2	52.2
CVX	69.89	69.89	69.89	69.89	69.89
IBM	101.56	101.56	101.56	101.56	101.56
GOOG	368.24	368.24	368.24	368.24	368.24
GE	11.19	11.19	11.19	11.19	11.19
KO	44.99	44.99	44.99	44.99	44.99
JPM	28.2	28.2	28.2	28.2	28.2
CSCI	17.53	17.53	17.53	17.53	17.53
AAPL	118.45	118.45	118.45	118.45	118.45
VZ	33.03	33.03	33.03	33.03	33.03

Hypothetical Basket Stock Return and Annual Contribution

Basket Stock	Basket Stock Return VCOD 1	Annual Contribution	Basket Stock Return VCOD 2	Annual Contribution	Basket Stock Return VCOD 3	Annual Contribution	Basket Stock Return VCOD 4	Annual Contribution
XOM	96.00%	9.50%	174.40%	9.50%	284.16%	9.50%	437.82%	9.50%
WMT	56.25%	9.50%	95.31%	9.50%	144.14%	9.50%	205.18%	9.50%
MSFT	-23.80%	-23.80%	-22.58%	-22.58%	-21.34%	-21.34%	-20.08%	-20.08%
T	0.00%	0.00%	0.00%	0.00%	0.00%	0.0000	0.00%	0.0000
PG	0.00%	0.00%	0.00%	0.00%	0.00%	0.0000	0.00%	0.0000
JNJ	0.00%	0.00%	0.00%	0.00%	0.00%	0.0000	0.00%	0.0000
CVX	0.00%	0.00%	0.00%	0.00%	0.00%	0.0000	0.00%	0.0000
IBM	0.00%	0.00%	0.00%	0.00%	0.00%	0.0000	0.00%	0.0000
GOOG	0.00%	0.00%	0.00%	0.00%	0.00%	0.0000	0.00%	0.0000
GE	0.00%	0.00%	0.00%	0.00%	0.00%	0.0000	0.00%	0.0000
KO	0.00%	0.00%	0.00%	0.00%	0.00%	0.0000	0.00%	0.0000
JPM	0.00%	0.00%	0.00%	0.00%	0.00%	0.0000	0.00%	0.0000
CSCI	0.00%	0.00%	0.00%	0.00%	0.00%	0.0000	0.00%	0.0000
AAPL	0.00%	0.00%	0.00%	0.00%	0.00%	0.0000	0.00%	0.0000
VZ	0.00%	0.00%	0.00%	0.00%	0.00%	0.0000	0.00%	0.0000

Hypothetical Contribution Average

With respect to each Variable Coupon Observation Date, the Contribution Average is the average of the Annual Contributions of all Basket Stocks, calculated as the sum of the Annual Contribution of each Basket Stock *multiplied* by 1/15.

	Variable Coupon Observation Date			
	1	2	3	4
Contribution Average	-0.32%	-0.24%	-0.16%	-0.07%

Hypothetical Variable Coupon Payment Percentage and Coupon Payment

In this scenario, the Contribution Average on the first Variable Coupon Observation Date is negative. Therefore, the Variable Coupon Payment Percentage is the minimum possible value for the first Variable Coupon Observation date, zero. This minimum Variable Coupon Payment Percentage is locked in for all subsequent Variable Coupon Observation Dates. In addition, the Contribution Average on each subsequent Variable Coupon Observation Dates is also negative. Therefore, no Contribution Average exceeds the Variable Coupon Payment Percentage from the first Variable Coupon Observation Date and the Variable Coupon Payment Percentage for each Variable Coupon Observation Date is zero.

In this hypothetical scenario, the coupon payments per $1,000 note principal amount would be as follows:

	Coupon Payment	
	%	$
Year 1	1.50%	$15.00
Year 2	0.00%	$0.00
Year 3	0.00%	$0.00
Year 4	0.00%	$0.00
Year 5	0.00%	$0.00

Scenario 3: The Basket Stock performance results in a coupon less than the Maximum Annual Contribution on each Variable Coupon Payment Date.

Hypothetical Basket Stock Performance

Basket Stock	Hypothetical Initial Price	Hypothetical Stock Price			
		Variable Coupon Observation Date ("VCOD")			
		1	2	3	4
XOM	70.05	92.64	106.54	122.52	140.9
WMT	53.43	60.11	90.16	67.62	101.43
MSFT	18.76	18.23	19.15	17.23	18.61
T	26.59	29.59	28.11	28.67	25.8
PG	49.65	39.1	41.05	43.11	46.99
JNJ	52.2	46.98	37.58	48.86	36.64
CVX	69.89	74.78	71.04	72.46	71.01
IBM	101.56	91.66	87.08	82.72	78.59
GOOG	368.24	360.91	357.3	500.22	495.22
GE	11.19	11.75	12.11	12.23	12.35
KO	44.99	47.73	50.12	51.62	55.23
JPM	28.2	27.64	27.36	27.09	26.82
CSCI	17.53	18.6	18.04	17.86	18.75
AAPL	118.45	114.42	116.71	108.54	122.65
VZ	33.03	39.97	43.96	48.36	53.2

Hypothetical Basket Stock Return and Annual Contribution

Basket Stock	Basket Stock Return VCOD 1	Annual Contribution	Basket Stock Return VCOD 2	Annual Contribution	Basket Stock Return VCOD 3	Annual Contribution	Basket Stock Return VCOD 4	Annual Contribution
XOM	32.25%	9.50%	52.09%	9.50%	74.90%	9.50%	101.14%	9.50%
WMT	12.50%	9.50%	68.74%	9.50%	26.56%	9.50%	89.84%	9.50%
MSFT	-2.83%	-2.83%	2.08%	2.08%	-8.16%	-8.16%	-0.80%	-0.80%
T	11.28%	9.50%	5.72%	9.50%	7.82%	9.50%	-2.97%	9.50%
PG	-21.25%	-21.25%	-17.32%	-17.32%	-13.17%	-13.17%	-5.36%	-5.36%
JNJ	-10.00%	-10.00%	-28.01%	-25.00%	-6.40%	-6.40%	-29.81%	-25.00%
CVX	7.00%	7.00%	1.65%	1.65%	3.68%	3.68%	1.60%	1.60%
IBM	-9.75%	-9.75%	-14.26%	-14.26%	-18.55%	-18.55%	-22.62%	-22.62%
GOOG	-1.99%	-1.99%	-2.97%	-2.97%	35.84%	9.50%	34.48%	9.50%
GE	5.00%	5.00%	8.22%	8.22%	9.29%	9.29%	10.37%	9.50%
KO	6.09%	6.09%	11.40%	9.50%	14.74%	9.50%	22.76%	9.50%
JPM	-1.99%	-1.99%	-2.98%	-2.98%	-3.94%	-3.94%	-4.89%	-4.89%
CSCI	6.10%	6.10%	2.91%	2.91%	1.88%	1.88%	6.96%	6.96%
AAPL	-3.40%	-3.40%	-1.47%	-1.47%	-8.37%	-8.37%	3.55%	3.55%
VZ	21.01%	9.50%	33.09%	9.50%	46.41%	9.50%	61.07%	9.50%

Hypothetical Contribution Average

With respect to each Variable Coupon Observation Date, the Contribution Average is the average of the Annual Contributions of all Basket Stocks, calculated as the sum of the Annual Contribution of each Basket Stock *multiplied* by 1/15.

	Variable Coupon Observation Date			
	1	2	3	4
Contribution Average	0.73%	-0.11%	0.88%	1.33%

Hypothetical Variable Coupon Payment Percentage and Coupon Payment

In this scenario, the Contribution Average on the first Variable Coupon Observation Date is 0.73%, which is greater than zero, the minimum possible Variable Coupon Payment Percentage on the first Variable Coupon Observation Date. Therefore, the first Variable Coupon Payment Percentage equals that period's Contribution Average of 0.73%. The Contribution Average on the second Variable Coupon Observation Date is -0.11%, which is less than the first Variable Coupon Payment Percentage. Therefore, the second Variable Coupon Payment Percentage equals the first Variable Coupon Payment Percentage, 0.73%. The Contribution Average on the third Variable Coupon Observation Date is 0.88%, which is greater than the Variable Coupon Payment Percentage of the prior period. Therefore, the third Variable Coupon Payment Percentage equals 0.88%. The Contribution Average on the final Variable Coupon Observation Date is 1.33%, which is greater than the Variable Coupon Payment Percentage of the prior period. Therefore, the final Variable Coupon Payment Percentage equals 1.33%.

In this hypothetical scenario, the coupon payments per $1,000 note principal amount would be as follows:

	Coupon Payment	
	%	$
Year 1	1.50%	$15.00
Year 2	0.73%	$7.33
Year 3	0.73%	$7.33
Year 4	0.88%	$8.85
Year 5	1.33%	$13.29

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes provided that you hold the notes to maturity, regardless of the performance of the Basket Stocks. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO AN EQUALLY WEIGHTED BASKET OF 15 BASKET STOCKS** — The return on the notes is linked to the performance of an equally weighted basket of 15 Basket Stocks. The Basket Stocks are the common stocks of Apple Inc., AT&T Inc., Chevron Corporation, Cisco Systems, Inc., The Coca-Cola Company, Exxon Mobil Corporation, General Electric Company, Google Inc., International Business Machines Corporation, Johnson & Johnson, JPMorgan Chase & Co., Microsoft Corporation, The Procter & Gamble Company, Verizon Communications Inc. and Wal-Mart Stores, Inc.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement AW dated April 13, 2009.

- **YOU MAY NOT RECEIVE ANY COUPON PAYMENT ON VARIABLE COUPON PAYMENT DATES** — The notes do not guarantee any coupon payment on Variable Coupon Payment Dates. The coupon paid on such dates, if any, will depend on the performance of the Basket Stocks but is limited to the Maximum Annual Contribution of

9.5%. Your coupon payments on the notes may be less than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, because of the way in which Variable Coupon Payment Percentages are calculated. The return on the notes may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

- **THE CONTRIBUTION OF ANY PARTICULAR BASKET STOCK TO A COUPON IS CAPPED, REGARDLESS OF THE BASKET STOCK'S PERFORMANCE** — The individual Annual Contribution of any Basket Stock is limited to the Maximum Annual Contribution. Therefore, the contribution of any particular Basket Stock to your coupon is capped, regardless of the Basket Stock's performance. As a result, the return on the notes may be significantly less than the return you would have received if you had invested directly in the Basket Stocks.

- **YOUR COUPON ON ANY VARIABLE COUPON PAYMENT DATE IS LIMITED TO THE MAXIMUM ANNUAL CONTRIBUTION** — The individual Annual Contribution of any Basket Stock is limited to the Maximum Annual Contribution of 9.5%. Therefore, the coupon due on any Variable Coupon Payment Date, which is determined by taking the average of the Annual Contributions of all Basket Stocks, is limited to $95 per $1,000 note principal amount.

- **PAYMENTS ON THE NOTES ARE SUBJECT TO THE ISSUER'S CREDITWORTHINESS** — Although the coupon payable on the notes, other than the first coupon, is based on the performance of the Basket Stocks, the payment of any amount due on the notes, including the first coupon and repayment of principal at maturity, is subject to the credit risk of the Issuer. An actual or anticipated downgrade in the Issuer's credit rating will likely have an adverse effect on the market value of the notes.

- **CHANGES IN THE VALUE OF THE BASKET STOCKS MAY OFFSET EACH OTHER** — Coupons on Variable Coupon Payment Dates are linked to a Basket consisting of 15 Basket Stocks. Price movements in the Basket Stocks may not correlate with each other. At a time when the prices of some of the Basket Stocks increase, the prices of other Basket Stocks may not increase as much or may decline. Therefore, in calculating the Contribution Average, increases in the price of some of the Basket Stocks may be moderated, or more than offset, by lesser increases or declines in the price of the other Basket Stocks.

- **YOU MAY NOT RECEIVE ANY COUPON PAYMENT ON VARIABLE COUPON PAYMENT DATES EVEN WHEN THE BASKET AS A WHOLE HAS APPRECIATED BECAUSE THE MAXIMUM ANNUAL CONTRIBUTION AND THE MINIMUM ANNUAL CONTRIBUTION ARE NOT OF THE SAME SIZE** — The Minimum Annual Contribution (-25%) has a greater absolute value than the Maximum Annual Contribution (9.5%). Therefore, a large positive Basket Stock Return by one Basket Stock may contribute less to the Contribution Average than a smaller (in absolute value) negative Basket Stock Return by another Basket Stock deducts from the Contribution Average. For example, if one Basket Stock has a Basket Stock Return of 100%, a second Basket Stock has a Basket Stock Return of -15%, and the rest of the Basket Stocks have Basket Stock Returns of 0%, the positively performing Basket Stock will have an Annual Contribution of 9.5%, the negatively performing Basket Stock will have an Annual Contribution of -15%, and the remainder of the Basket Stocks will have Annual Contributions of 0%, resulting in a negative Contribution Average. This could result in no coupon on the relevant Variable Coupon Payment Date, even if the overall Basket Stock performance is positive.

- **YOUR COUPON PAYMENT IN THE FIRST YEAR WILL NOT REFLECT ANY APPRECIATION OF THE BASKET STOCKS AND WILL NOT "LOCK IN" ANY CONTRIBUTION FOR SUBSEQUENT PERIODS** — The coupon payment on the first Coupon Payment Date is fixed and does not depend on the performance of the Basket Stocks. As a result, the coupon payment on the first Coupon Payment Date will not reflect any appreciation of the Basket Stocks. Moreover, if the return on any Basket Stock equals or exceeds the Maximum Annual Contribution during the fixed coupon period, the first Variable Coupon Percentage Payment will not be determined with reference to the performance of the Basket Stocks during such fixed coupon period – *i.e.*, the Maximum Annual Contribution will not be "locked in" for subsequent coupon periods. Rather, on the first Variable Coupon Payment Date, the Variable Coupon Percentage Payment will equal the greater of (i) zero and (ii) the Contribution Average on the first Variable Coupon Observation Date.

- **DECREASES IN THE PRICE OF THE BASKET STOCKS OVER THE TERM OF THE NOTE WILL LIMIT ANY COUPON PAYABLE ON THE NOTES** — The Basket Stock Return is calculated using the Initial Price of each Basket Stock, which is determined on the Trade Date. As a result, decreases in the price of a Basket Stock in any period, including the first year, may limit the Annual Contribution in subsequent periods.

- **NO OWNERSHIP RIGHTS IN THE BASKET STOCKS** — As a holder of the notes, you will not have any ownership interest or rights in any of the Basket Stocks, such as voting rights or dividend payments. In addition, the issuers of the Basket Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the relevant Basket Stocks and the notes.

- **NO AFFILIATION WITH THE BASKET STOCK ISSUERS** — We are not affiliated with the issuers of the Basket Stocks. We assume no responsibility for the adequacy of the information about the Basket Stock issuers contained in this pricing supplement. You should make your own investigation into the Basket Stocks and their issuers. We are not responsible for the Basket Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. Deutsche Bank Securities Inc. may offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank Securities Inc. may be willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Basket Stock issuers, including extending loans to, or making equity investments in, such Basket Stock issuer(s) or providing advisory services to such Basket Stock issuer(s). In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Basket Stock issuers and these reports may or may not recommend that investors buy or hold the Basket Stock(s). As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Basket Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE BASKET STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Basket Stocks or instruments related to one or more of the Basket Stocks. We or our affiliates may also trade in the Basket Stocks or instruments related to either or both of the Basket Stocks from time to time. Any of these hedging or trading activities as of the Trade Date and during the term of the notes could adversely affect our payment to you at maturity.

- **ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Stock Adjustment Factor for each Basket Stock to reflect certain events affecting such Basket Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Basket Stocks. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. See "Description of Notes — Anti-Dilution Adjustments" in the accompanying product supplement AW for further information.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the closing price of the Basket Stock on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - whether the Annual Contribution of any Basket Stock has met or exceeded the Maximum Annual Contribution on any Variable Coupon Observation Date;

  - the Variable Coupon Payment Percentage on past Variable Coupon Observation Dates and whether such amounts exceeded the minimum possible Variable Coupon Payment Percentage of zero;

  - the expected volatility in the Basket Stocks;

  - the time to maturity of the notes;

  - the dividend rates paid on the Basket Stocks;

  - interest and yield rates in the market generally;

  - a variety of economic, financial, political, regulatory or judicial events;

  - the occurrence of certain events affecting the issuer(s) of the Basket Stock(s) that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." The notes should be treated for U.S. federal income tax purposes as "contingent payment debt instruments." Under this treatment, regardless of your method of accounting, you generally will be required to accrue interest in each year on a constant yield to maturity basis at the "comparable yield," as determined by us, with certain adjustments to reflect the difference, if any, between the actual and projected amount of the contingent payments on the notes. Any gain recognized upon a sale, exchange or retirement of the notes will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, New York, New York 10005, Attention: Daniel Millwood, 212-250-8281. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount in excess of your principal that we will pay on the notes.**

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE BASKET STOCKS

Public Information

All information contained herein on the Basket Stocks and on the Basket Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Basket Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Basket Stocks" beginning on page 42 of the accompanying product supplement AW for more information.

Historical Information of the Basket Stocks and the Basket

The graphs contained in this pricing supplement set forth the historical performance of the Basket Stocks based on the daily closing prices (in U.S. dollars) of the Basket Stocks through April 27, 2009. We obtained the closing prices and other market information in this pricing supplement from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

Since the commencement of trading of each Basket Stock, the price of such Basket Stocks has experienced significant fluctuations. The historical performance of each Basket Stock and the historical performance of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of each Basket Stock or the levels of the Basket during the term of the notes. We cannot give you assurance that the performance of each Basket Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that each Basket Stock issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on each Basket Stock.

Apple Inc. ("Apple")

According to its publicly available filings with the SEC, Apple designs, manufactures and markets personal computers, portable digital music players and mobile communication devices and sells a variety of related software, services, peripherals and networking solutions. The common stock of Apple, no par value, is listed on the NASDAQ Global Select Market. Apple's SEC file number is 000-10030.

Historical Information of the Common Stock of Apple

The following graph sets forth the historical performance of the common stock of Apple based on the daily closing price (in U.S. dollars) of the common stock of Apple from August 18, 2004 through April 27 2009. The closing price of the common stock of Apple on April 27, 2009 was $124.73.

Historical Performance of Apple Inc.



Source: Bloomberg

AT&T Inc. ("AT&T")

According to its publicly available filings with the SEC, AT&T is a global telecommunications provider of wireless communications, local exchange services, long-distance services, data/broadband and internet services, video services, telecommunications equipment, managed networking, wholesale services and directory advertising and publishing. The common stock of AT&T, par value $1.00 per share, is listed on the New York Stock Exchange, Inc. AT&T's SEC file number is 001-08610.

Historical Information of the Common Stock of AT&T

The following graph sets forth the historical performance of the common stock of AT&T based on the daily closing price (in U.S. dollars) of the common stock of AT&T from August 18, 2004 through April 27, 2009. The closing price of the common stock of AT&T on April 27, 2009 was $25.31.

Historical Performance of AT&T Inc.

Source: Bloomberg

Chevron Corporation ("Chevron")

According to its publicly available filings with the SEC, Chevron provides administrative, financial, management and technology support to U.S. and international subsidiaries that engage in fully integrated petroleum operations, chemicals operations, mining operations, power generation and energy services. The common stock of Chevron, par value $0.75 per share, is listed on the New York Stock Exchange, Inc. Chevron's SEC file number is 001-00368.

Historical Information of the Common Stock of Chevron

The following graph sets forth the historical performance of the common stock of Chevron based on the daily closing price (in U.S. dollars) of the common stock of Chevron from August 18, 2004 through April 27, 2009. The closing price of the common stock of Chevron on April 27, 2009 was $65.41.



Historical Performance of Chevron Corporation

Source: Bloomberg

Cisco Systems, Inc. ("Cisco Systems")

According to its publicly available filings with the SEC, Cisco Systems designs, manufactures and sells internet protocol based networking and other products related to the communications and information technology industry and provides services associated with these products and their use. The common stock of Cisco Systems, par value $0.001 per share, is listed on the NASDAQ Stock Market. Cisco Systems, Inc.'s SEC file number is 000-18225.

Historical Information of the Common Stock of Cisco Systems, Inc.

The following graph sets forth the historical performance of the common stock of Cisco Systems based on the daily closing price (in U.S. dollars) of the common stock of Cisco Systems from August 18, 2004 through April 27, 2009. The closing price of the common stock of Cisco Systems on April 27, 2009 was $18.37.



Historical Performance of Cisco Systems, Inc.

Source: Bloomberg

The Coca-Cola Company ("Coca-Cola")

According to its publicly available filings with the SEC, Coca-Cola is a manufacturer, distributor and marketer of nonalcoholic beverage concentrates and syrups sold in more than 200 countries. The common stock of Coca-Cola, par value $0.25 per share, is listed on the New York Stock Exchange, Inc. Coca-Cola's SEC file number is 001-02217.

Historical Information of the Common Stock of Coca-Cola

The following graph sets forth the historical performance of the common stock of Coca-Cola based on the daily closing price (in U.S. dollars) of the common stock of Coca-Cola from August 18, 2004 through April 27, 2009. The closing price of the common stock of Coca-Cola on April 27, 2009 was $42.24.



Historical Performance of The Coca-Cola Company

Source: Bloomberg

Exxon Mobil Corporation ("Exxon Mobil")

According to its publicly available filings with the SEC, Exxon Mobil's principal business is energy, involving exploration for, and production of, crude oil and natural gas, manufacturing of petroleum products and transportation and sale of crude oil, natural gas and petroleum products. The common stock of Exxon Mobil, no par value, is listed on the New York Stock Exchange, Inc. Exxon Mobil's SEC file number is 001-02256.

Historical Information of the Common Stock of Exxon Mobil

The following graph sets forth the historical performance of the common stock of Exxon Mobil based on the daily closing price (in U.S. dollars) of the common stock of Exxon Mobil from August 18, 2004 through April 27, 2009. The closing price of the common stock of Exxon Mobil on April 27, 2009 was $66.13.



Historical Performance of Exxon Mobil Corporation

Source: Bloomberg

General Electric Company ("GE")

According to its publicly available filings with the SEC, GE is a technology, media and financial service corporation with products and services ranging from aircraft engines, power generation, water processing and security technology to medical imaging, business and consumer financing and media content. The common stock of GE, par value $0.06 per share, is listed on the New York Stock Exchange, Inc. GE's SEC file number is 001-00035.

Historical Information of the Common Stock of GE

The following graph sets forth the historical performance of the common stock of GE based on the daily closing price (in U.S. dollars) of the common stock of GE from August 18, 2004 through April 27, 2009. The closing price of the common stock of GE on April 27, 2009 was $12.09.



Google Inc. ("Google")

According to its publicly available filings with the SEC, Google provides a web based search engine through its website which offers a wide range of search options, including web, image, groups, directory and news searches. Google generates revenue primarily through online advertising. The Class A common stock of Google, par value $0.001 per share is listed on the NASDAQ Stock Market. Google's SEC file number is 000-50726.

Historical Information of the Common Stock of Google

The following graph sets forth the historical performance of the common stock of Google based on the daily closing price (in U.S. dollars) of the common stock of Google from August 18, 2004 through April 27, 2009. The closing price of the common stock of Google on April 27, 2009 was $385.95.



International Business Machines Corporation ("IBM")

According to its publicly available filings with the SEC, IBM focuses on the intersection of business insight and technological invention. The common stock of IBM, par value $0.20 per share, is listed on the New York Stock Exchange, Inc. IBM's SEC file number is 001-02360.

Historical Information of the Common Stock of IBM

The following graph sets forth the historical performance of the common stock of IBM based on the daily closing price (in U.S. dollars) of the common stock of IBM from August 18, 2004 through April 27, 2009. The closing price of the common stock of IBM on April 27, 2009 was $99.95.



Historical Performance of International Business Machines Corporation

Source: Bloomberg

Johnson & Johnson ("Johnson & Johnson")

According to its publicly available filings with the SEC, Johnson & Johnson and its subsidiaries are engaged in the research and development, manufacture and sale of a range of products in the health care field. The common stock of Johnson & Johnson, par value $1.00 per share, is listed on the New York Stock Exchange, Inc. Johnson & Johnson's SEC file number is 001-03215.

Historical Information of the Common Stock of Johnson & Johnson

The following graph sets forth the historical performance of the common stock of Johnson & Johnson based on the daily closing price (in U.S. dollars) of the common stock of Johnson & Johnson from August 18, 2004 through April 27, 2009. The closing price of the common stock of Johnson & Johnson on April 27, 2009 was $50.86.



Historical Performance of Johnson & Johnson

Source: Bloomberg

JPMorgan Chase & Co. ("JPMorgan Chase")

According to its publicly available filings with the SEC, JPMorgan Chase is a financial holding company and one of the largest banking institutions in the United States. The common stock of JPMorgan Chase, par value $1.00 per share, is listed on the New York Stock Exchange, Inc. JPMorgan Chase's SEC file number is 001-5805.

Historical Information of the Common Stock of JPMorgan Chase

The following graph sets forth the historical performance of the common stock of JPMorgan Chase based on the daily closing price (in U.S. dollars) of the common stock of JPMorgan Chase from August 18, 2004 through April 27, 2009. The closing price of the common stock of JPMorgan Chase on April 27, 2009 was $32.78.



Microsoft Corporation ("Microsoft")

According to its publicly available filings with the SEC, Microsoft develops, manufactures, licenses and supports software products and services for many different types of computing devices. The common stock of Microsoft, par value $0.00000625 per share, is listed on the NASDAQ Global Select Market. Microsoft's SEC file number is 000-14278.

Historical Information of the Common Stock of Microsoft

The following graph sets forth the historical performance of the common stock of Microsoft based on the daily closing price (in U.S. dollars) of the common stock of Microsoft from August 18, 2004 through April 27, 2009. The closing price of the common stock of Microsoft on April 27, 2009 was $20.40.



The Procter & Gamble Company ("Procter & Gamble")

According to its publicly available filings with the SEC, Procter & Gamble provides branded consumer goods products globally. The common stock of Procter & Gamble, no par value, is listed on the New York Stock Exchange, Inc. Procter & Gamble's SEC file number is 001-00434.

Historical Information of the Common Stock of Procter & Gamble

The following graph sets forth the historical performance of the common stock of Procter & Gamble based on the daily closing price (in U.S. dollars) of the common stock of Procter & Gamble from August 18, 2004 through April 27, 2009. The closing price of the common stock of Procter & Gamble on April 27, 2009 was $49.97.



Historical Performance of The Procter & Gamble Company

Source: Bloomberg

Verizon Communications Inc. ("Verizon")

According to its publicly available filings with the SEC, Verizon is a global provider of communications services. The common stock of Verizon, par value $0.10 per share, is listed on the New York Stock Exchange, Inc. Verizon's SEC file number is 001-08606.

Historical Information of the Common Stock of Verizon

The following graph sets forth the historical performance of the common stock of Verizon based on the daily closing price (in U.S. dollars) of the common stock of Verizon from August 18, 2004 through April 27, 2009. The closing price of the common stock of Verizon on April 27, 2009 was $30.54.



Historical Performance of Verizon Communications Inc.

Source: Bloomberg

Wal-Mart Stores, Inc. ("Wal-Mart")

According to its publicly available filings with the SEC, Wal-Mart operates discount stores, supercenters and neighborhood markets which offer merchandise such as apparel, housewares, small appliances, electronics and hardware. The common stock of Wal-Mart, par value $0.10 per share, is listed on the New York Stock Exchange, Inc. Wal-Mart's SEC file number is 001-06991.

Historical Information of the Common Stock of Wal-Mart

The following graph sets forth the historical performance of the common stock of Wal-Mart based on the daily closing price (in U.S. dollars) of the common stock of Wal-Mart from August 18, 2004 through April 27, 2009. The closing price of the common stock of Wal-Mart on April 27, 2009 was $48.51.



Supplemental Underwriting Information

Deutsche Bank Securities Inc. ("**DBSI**") and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the notes. DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount. DBSI may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 note principal amount. Deutsche Bank AG will reimburse DBSI for such fees. See "Underwriting" in the accompanying product supplement.

Settlement

We expect to deliver the notes against payment for the notes on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the notes are to be issued more than three business days after the Trade Date.